ORRICK, HERRINGTON & SUTCLIFFE LLP
THE ORRICK BUILDING
405 HOWARD STREET
SAN FRANCISCO, CALIFORNIA 94105-2669
tel +1-415-773-5700
fax +1 415-773-5759
WWW.ORRICK.COM

April 17, 2015	Andrew D. Thorpe
415/773-5970
athorpe@orrick.com

Barbara C. Jacobs

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Ooma, Inc. Draft Registration Statement on Form S-1 Submitted March 9, 2015 CIK No. 0001327688

Dear Ms. Jacobs:

On behalf of our client, Ooma, Inc. (the “Company”), we submit this letter to the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). Set forth below are the Company’s responses to the comments contained in the Staff’s letter dated April 3, 2015. The Staff’s comments are repeated below in bold face type and followed by the Company’s responses in regular type. Concurrent with this letter, the Company is confidentially submitting Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”), which incorporates the Company’s responses to the Staff’s comments. The page references set forth in the Company’s responses below are to Amendment No. 1.

About This Prospectus, page ii

Telephone Comment, April 9, 2015: In response to the Staff’s comment, the Company has revised page ii of the prospectus.

1.	Please remove the statement that you have not independently verified the information contained in the industry publications and reports that you reference. In this regard, be advised that you are responsible for the entire contents of the registration statement and should not include language that can be interpreted as a disclaimer of information you have chosen to include.

Response: In response to the Staff’s comment, the Company has removed the statement that it has not independently verified the information contained in third-party sources.

Barbara C. Jacobs

Assistant Director

April 17, 2015

Prospectus Summary, page 1

2.	Please provide us with support for the following statements:

•	you are “a leading provider of innovative communications solutions and other connected services to small businesses, home and mobile users,” on page 1;

•	your communications solutions deliver “industry-leading … voice quality, advanced features and integration with mobile devices at extremely competitive pricing and value,” on page 1;

•	you have “achieved high levels of customer retention and loyalty by delivering exceptional quality and customer satisfaction,” on page 1;

•	the readers of PC Magazine have “selected Ooma’s small business solution as the best internet phone for small businesses,” on page 1;

•	the readers of a leading U.S. consumer research publication have “ranked Ooma as the number one home phone service for overall satisfaction and value,” on page 1;

•	your Talkatone app was “ranked in the top 100 and top 300” of the Google Play and Apple App Store, respectively, on page 1;

•	you believe you have “one of the lowest customer churn rates in the industry,” on page 2; and

•	as of January 31, 2015, you estimate that you have saved your small business and home customers “an aggregate of approximately $700 million” on page 4.

Response: We will supplementally provide the Staff with supporting documentation and accompanying explanations of the referenced statements under cover of a separate letter.

Overview, page 1

3.	We note that you disclose Adjusted EBITDA before presenting corresponding Net Loss. Please revise to present the financial measure calculated and presented in accordance with GAAP first. See Item 10(e)(1)(i)(A) of Regulation S-K.

Response: The Company has revised Amendment No. 1 to present net loss before the presentation of Adjusted EBITDA.

Barbara C. Jacobs

Assistant Director

April 17, 2015

Summary Consolidated Financial Data, page 10

4.	We note that your pro forma earnings per share (EPS) amounts on pages 11 and 58, the related explanative disclosures of numerator and denominator pro forma adjustments on page F-32 and the pro forma balance sheet data on page 12 are confined to the effects of the assumed conversion of convertible preferred stock, preferred stock warrants and settlement of related preferred stock warrant liabilities as a result of your IPO going effective. You also disclose on page 50 that you may use a portion of the net proceeds from your offering to repay the outstanding principal and accrued interest on your existing loans with Silicon Valley Bank and cash settle the December 2010 warrants. Please tell us your consideration for giving further effect to your pro forma EPS amounts for the number of shares issued whose proceeds you may use to pay off these amounts, as well as the related effect on the pro forma balance sheet data assuming such repayments. Also reconcile the disclosure on page F-19 that states upon an IPO the company “shall” settle the warrants as opposed to “may” settle. Please see SAB Topic 3.A and Rule 11-01(a)(8) and 11-02(b)(7) of Regulation S-X.

Response: The Company advises the Staff that it currently plans to use a portion of the proceeds from its IPO to repay its outstanding loans with Silicon Valley Bank, and to cash settle the December 2010 warrant. Accordingly, the Company will add pro forma disclosure where required to give effect to the repayment of the Company’s loans with Silicon Valley Bank, and to cash settle the December 2010 warrant, when it determines the IPO price range, which will enable it to estimate the number of shares that will be issued to generate the applicable amount of proceeds. The Company has updated the prospectus to reflect that it “will” repay the outstanding debt with the IPO proceeds. The Company advises the Staff that it used the word “may” with respect to the cash settlement of the warrant because the warrant will be settled in cash only if it is not exercised prior to the IPO. The disclosure on page F-19 referenced above uses the word “shall” only in the case where “the warrant has not been exercised.”

Risk Factors, page 13

5.	Please ensure that each distinct risk is presented under a separate risk factor heading. For example, the risk factor on page 14 concerning competition and aggressive business tactics and the risk factor on page 22 concerning interruptions in your services appear to discuss several distinct risks under a single heading.

Response: In response to the Staff’s comment, the Company has included under separate, distinct headings, the risk factors on pages 13, 14, 21 and 22.

Barbara C. Jacobs

Assistant Director

April 17, 2015

Risks Related to Our Business

We depend on four vendors to manufacture the on-premise appliances…, page 16

6.	We note that several of the components used in your on-premise appliances and end point devices are single-sourced. Please provide a summary of the key terms and conditions of any material agreements with these suppliers in your business section. Additionally, tell us what consideration you have given to filing any material agreements with these suppliers upon which you are substantially dependent. Consider Item 601(b)(10)(ii)(B) of Regulation S-K.

Response: The Company advises the Staff that it does not have long-term contracts with any of its single-source suppliers, but rather it orders components on a short-term purchase order basis in the ordinary course of its business, based upon forecasted levels of demand and its assessment of optimal inventory levels. Such purchase orders are contracts of the type that “ordinarily accompanies the kind of business conducted by the registrant,” within the meaning of Item 601(b)(10)(i) of Regulation S-K, and they do not satisfy any of the criteria in Item 601(b)(10)(ii) of Regulation S-K. None of the purchase orders would constitute a “contract upon which the registrant’s business is substantially dependent,” within the meaning of Item 601(b)(10)(ii) of Regulation S-K because: (i) each purchase order at any given time is for an immaterial amount; (ii) the purchase orders do not provide for any long-term supply commitments; (iii) there are multiple alternative sources of components available to the Company; and (v) the Company maintains sufficient levels of inventory to enable it to transition to alternative suppliers without significant disruption to its business. Accordingly, because each purchase order is an ordinary course agreement, and the Company is not substantially dependent upon any particular purchase order, the Company submits that its agreements with the suppliers discussed in this risk factor are not material contracts that would be required to be filed under Item 601(b)(10) of Regulation S-K.

Barbara C. Jacobs

Assistant Director

April 17, 2015

Our access to the majority of our lead-generation customers…, page 20

7.	It is unclear to us whether your lead-generation services account for a material portion of your revenues. Please quantify such portion, if material, here.

Response: The Company respectfully advises the staff that its lead-generation services have accounted for approximately 6% of its revenue in fiscal 2015, less than 5% of its revenue in fiscal 2014 and less than 1% of its revenue in fiscal 2013. Accordingly, the Company has concluded that a quantification of revenue attributable to its lead-generation services is not required because it constituted an immaterial portion of its total revenue in all periods presented.

A security breach could delay or interrupt service to our customers…, page 21

8.	We note that you may have been subject to DDOS attacks in the past. Please clarify whether you have knowledge of the occurrence of any such attacks in the past. If attacks have occurred, and were material either individually or in the aggregate, revise to discuss the related costs and consequences. For additional guidance, consider our CF Disclosure Guidance: Topic No. 2 on Cybersecurity.

Response: The Company advises the Staff that it is not aware of any DDOS attacks that might have occurred in the past, and the Company has revised the disclosure on page 20 to indicate that any DDOS attacks that may have occurred in the past have been undetected by the Company.

We face a risk of non-compliance with certain covenants in our loan agreements…, page 25

9.	Please revise this risk factor to include a discussion of your recent non-compliance with a non-financial covenant of your loan agreements.

Response: In response to the Staff’s comment, the Company has revised the risk factor on page 24 to discuss its recent non-compliance with a non-financial covenant in its loan agreements.

Shifts in trends or the emergence of new technologies may render our solutions…, page 25

10.	We note that you currently derive a majority of your revenue from subscriptions to Ooma Telo. Please revise to disclose the percentage of your revenue that is attributable to Ooma Telo.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 24.

Barbara C. Jacobs

Assistant Director

April 17, 2015

Risks Related to Being a Public Company

The requirements of being a public company may strain our resources…, page 43

11.	Please change “January 31, 2020” in the first paragraph on page 44 to “January 31, 2021,” which, assuming this IPO goes effective this fiscal year, would be the last day of the fiscal year following the fifth anniversary date of the first sale of your common shares under this registration statement. Refer to Section 101(b)(2)(B) of the JOBS Act.

Response: In response to the Staff’s comment, the Company has revised the date on page 43.

Risks Related to Owning Our Common Stock and This Offering

Worldview Technology Partners and its affiliates own a significant portion…, page 45

12.	We note that Worldview Technology Partners and its affiliates beneficially owned approximately 57.2% of your outstanding voting securities as of January 31, 2015. Please tell us whether you will be a controlled company under the rules of the exchange on which you intend to list your shares, and if so, disclose your status as a controlled company on the prospectus cover page and revise the prospectus summary and this risk factor to the extent appropriate. Regardless of your status as a controlled company, ensure that the prospectus summary highlights that insiders will continue to hold a significant amount of shares and will continue to have substantial control over corporate matters after this offering.

Response: The Company advises the Staff that it does not intend to rely on the “controlled company” exceptions contained in the NYSE Listed Companies Manual. In response to the Staff’s comment, the Company has revised the summary on page 6 to highlight that insiders will continue to hold a significant amount of shares and will continue to have substantial control over corporate matters after this offering.

Barbara C. Jacobs

Assistant Director

April 17, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Customer Economics, page 61

13.	We note your disclosure on page 62 that in connection with acquiring new customers, you typically incur and recognize significant upfront costs, consisting primarily of sales and marketing costs. Please advise us of the magnitude of such costs and confirm the accounting treatment given them. Cite, as applicable, the relevant accounting guidance supporting such treatment.

Response: The reference to upfront costs is referring to the sales and marketing line item in the Company’s consolidated statements of operations. The majority of sales and marketing expenses are advertising costs that are expensed as incurred, following the guidance under FASB Accounting Standards Codification (“ASC”) 340-20, Capitalized Advertising Costs, because the Company cannot demonstrate that customers respond specifically to the advertising. This is with the exception of television advertising production costs, which are capitalized until the first air date of the commercial, which is the date when the economic benefits are received by the Company. Sales and marketing expenses also include amounts paid to the Company’s channel partners for MDF, and to a lesser extent, personnel and related costs. MDF expenses are accounted for as sales and marketing expenses if the Company receives an identifiable benefit that is sufficiently separable from the customer’s purchase of the Company’s products and it is able to reasonably estimate the fair value of the benefit. All other MDF expenses are recorded as contra-revenue, following the guidance within ASC 605-50-45-2.

Key Business Metrics, page 62

14.	Please tell us what consideration you have given to disclosing core user churn as a key business metric, as well as including a discussion of any related trends, for each period presented in your financial statements. In this regard, we note your average monthly core user churn rate of 0.50% for fiscal 2015, your belief that maintaining a low core user churn is a key factor affecting your performance and your use of core user churn in the calculation of your Annual Net Dollar Subscription Retention Rate metric. See Item 303(a)(3)(ii) of Regulation S-K. For additional guidance, consider Section III.B of SEC Release No. 33-8350.

Response: The Company respectfully advises the Staff that it believes that the metrics presented in its MD&A are the appropriate metrics. In addition, the core user churn rate is already reflected in the Annual Net Dollar Subscription Retention Rate, which provides investors with a more meaningful metric for assessing the Company’s business.

Barbara C. Jacobs

Assistant Director

April 17, 2015

15.	You disclose that the relationship you establish with your core users positions you to sell additional premium communications services and other new connected services to them. You also disclose that the increase in your core users in a relative sense was primarily due to Ooma Telo customers as well as Ooma Office. To the extent that you use separate Telo and Office core user information to manage your business, tell us what consideration you gave to disclosing in quantified terms the respective absolute changes of each of those core user groups, Telo and Office, for the reported periods within your Annualized measures. In addition, to the extent sales of additional premium communications and other connected services to each of these core user groups are key measures of your growth, tell us if you use some measure of these additional sales by type of core user group, i.e., Ooma Telo and Ooma Office, to manage your business. If so, tell us what consideration you gave to disclosure of the same. For additional guidance, consider Section III.B of SEC Release No. 33-8350.

Response: The Company respectfully advises the Staff that it focuses on total core users, rather than separate metrics for Telo and Office core users, to manage its business. Accordingly, the Company believes that it is appropriate to highlight only total core user information. In addition, the Company does not focus on separate metrics for sales of additional services to the different core user groups, but rather it focuses on the percentage of core users that are premium users, which is disclosed on page 89.

16.	On page 63 please expand your disclosure regarding Annualized Exit Recurring Revenue to include reasons why you believe this metric is an important indicator of operating performance and known trends, similar to the discussions you provided for the Core Users and Annual Net Dollar Subscription Retention Rate metrics. Also, please further expand your disclosure to discuss the period-to-period variances in the amounts reported for each of your metrics, which would include discussion of the underlying causes of the variances from operating and market perspectives, as well as any indicated trends and related effects, if any, on future results. For additional guidance, consider Section III.B of SEC Release No. 33-8350.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 62. The Company respectfully advises the Staff that it believes that neither Item 303 of Regulation S-K, nor SEC Release No. 33-8350 require a discussion of the period-to-period variances in the Company’s reported business metrics. The Company discusses the causes of period-to-period changes and known trends in its discussion of liquidity, capital

Barbara C. Jacobs

Assistant Director

April 17, 2015

resources and results of operations throughout MD&A. In addition, the Company believes that its discussion of “Key Factors Affecting Our Performance” informs investors of the underlying causes for changes in its key business metrics, and the Company has added language on page 61 to that effect.

17.	Please explain to us specifically how you calculated the Annual Net Dollar Subscription Retention Rates disclosed on page 64 per the methodology discussed on page 63 and in relation to the Annualized Exit Recurring Revenue and Core User amounts disclosed on page 63, as well as the monthly churn rates used.

Response: We will supplementally provide the Staff with the Company’s calculations under cover of a separate letter.

Consolidated Results of Operations

Comparison of Nine Months Ended October 31, 2013 and 2014

Revenue, page 68

18.	Instead of simply using the term “primarily,” please quantify the impact of each factor that significantly contributed to a material change discussed in this section. For example, in your year-over-year comparison, please revise to separately quantify the revenue increase attributable to Ooma Office and discuss any material changes in related trends. See Item 303(a)(3) of Regulation S-K. For additional guidance, consider Section III.D of SEC Release No. 33-6835.

Response: In response to the Staff’s comment, the Company has added quantification related to the factors that contributed to material changes on pages 67 and 70.

Critical Accounting Policies and Estimates

Stock-Based Compensation

Common Stock Valuations, page 80

19.	We note your disclosures of the factors considered and methodologies used to periodically estimate the fair value per share of your common stock for measuring stock-based compensation expense relating to stock option grant awards. Please revise to add disclosures describing the extent to which such estimates are considered highly complex and subjective, and that such estimates will not be necessary to estimate the fair value of future option grant awards once the underlying common shares begin trading after IPO effectiveness.

Response: In response to the Staff’s comment, the Company has added disclosure on page 81, and it believes that the disclosure preceding the new language addresses the extent to which such estimates are considered highly complex and subjective.

Barbara C. Jacobs

Assistant Director

April 17, 2015

Business

Industry Background, page 85

20.	With respect to every third-party statement in your prospectus, such as the information provided by IDC and PC Magazine, please revise to indicate the title and date of the publication. Additionally, provide us with copies of the relevant portions of the industry research reports you cite. To expedite our review, clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, tell us whether you commissioned any of the studies or reports.

Response: In response to the Staff’s comment, the Company has revised the prospectus to indicate the title and date of the source materials for every third-party statement. We will supplementally provide the Staff with copies of the relevant portions of the industry research reports cited, which are clearly marked to highlight the applicable portions, along with accompanying explanations of the cited statistics. The Company advises the Staff that the Company did not commission any of the studies or reports.

Litigation, page 102

21.	It is unclear whether your statement that there are currently no outstanding claims against you applies to all of the legal proceedings covered by Item 103 of Regulation S-K. Please advise.

Response: The Company has revised the disclosure on page 102 to address the Staff’s comment.

Barbara C. Jacobs

Assistant Director

April 17, 2015

Executive Compensation

Summary Compensation Table, page 115

22.	It appears that the amounts reported in the bonus column were based upon the achievement of certain performance goals and therefore may have been awarded pursuant to an “incentive plan,” as such term is defined in Item 402(m)(5)(iii) of Regulation S-K. Please revise to disclose these amounts in the non-equity incentive plan column or advise why this is not required. For additional guidance, consider Question 119.02 of our Regulation S-K Compliance and Disclosure Interpretations. Additionally, ensure any such revisions discuss the material terms of any non-equity incentive plan awards made, including a general description of the formula or criteria to be applied in determining the amounts payable and the vesting schedule. See Item 402(o)(5) of Regulation S-K.

Response: The Company advises the Staff that, consistent with C&DI 119.02, the amounts reported in the “Bonus” column reflect discretionary cash bonuses that were not based upon any performance criteria under a non-equity incentive plan of the type defined Item 402(m)(5)(iii), and further interpreted in SEC Release No. 33-8732, where the Commission stated that the language “intended to serve as an incentive for performance to occur over a specified period” means that “the outcome with respect to the relevant performance target is substantially uncertain at the time the performance target is established and the target is communicated to the executive.”

23.	We note that Mr. Gustke received $50,000 of non-equity incentive plan compensation for fiscal 2015, pursuant to a quarterly variable commission bonus based on the achievement of quarterly sales goals. Please revise to provide a general description of the quarterly sales goals.

Response: In response to the Staff’s comment, the Company has revised language on page 116 to provide a general description of Mr. Gustke’s quarterly sales goals.

Description of Capital Stock, page 131

24.	Please remove the phrase “qualified in its entirety” following this heading and the phrase “qualified in all respects” from page 148. Descriptions in the prospectus must be materially complete without reference to the underlying documents.

Response: In response to the Staff’s comment, the Company has deleted the language on pages 131 and 149.

Barbara C. Jacobs

Assistant Director

April 17, 2015

Shares Eligible for Future Sale

Lock-Up Agreements and Obligations, page 136

25.	Please concisely describe the exceptions to the lock-up agreements here or in your Underwriting section. Additionally, provide a brief description of the notice procedures for the release of any of the securities subject to the lock-up agreements.

Response: In response to the Staff’s comment, the Company has revised pages 136, 143 and 144 of Amendment No. 1.

Legal Matters, page 148

26.	We note that affiliates of Orrick, Herrington & Sutcliffe LLP beneficially own less than 0.05% of the shares of your outstanding common stock. Please revise to include an “as of” date.

Response: In response to the Staff’s comment, the Company has revised page 149.

Index to Consolidated Financial Statements

General

27.	Please denote the October 31, 2014 and 2013 interim amounts presented on pages F-4 and F-6 as “Unaudited.”

Response: The Company advises the Staff that the financial statements have been updated to include only audited periods.

Barbara C. Jacobs

Assistant Director

April 17, 2015

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-8

28.	Concerning revenue earned through the display of advertisements through your Talkatone mobile application, please tell us what proportion of total subscription and services revenue this subcategory comprises, and explain further the specific role and responsibilities that you may assume under these revenue arrangements as it relates to the recognition of revenue on a net or gross basis pursuant to ASC 605-45.

Response: The display of advertisements on the Company’s Talkatone mobile application generated approximately 4% of the total subscription and services revenue in fiscal 2015. In these advertising arrangements, the Company is obligated to make advertising space available on its Talkatone application to various agencies. The agencies pay the Company for the advertising space used. The Company is not a party to, nor privy to, the contractual arrangements between the agencies and the ultimate advertisers. Revenue is therefore recorded following the guidance in ASC 605-10 Revenue Recognition with consideration of guidance in ASC 605-45 Principal Agent Considerations.

29.	When establishing VSOE of selling price for telephony services and endpoint devices, please quantify for us what you consider to be a “substantial majority” of selling prices for a product or service, and what you consider to be “within a reasonably narrow pricing range of the median selling price.”

Response: The Company concludes that it has VSOE of selling price for its telephony services and endpoint devices when at least 80% of the standalone sales of the telephony services and endpoint devices fall within a +/-15% range of their respective median selling prices.

30.	Please describe for us the contractual terms and arrangements of each of your telephony services, Ooma Basic, Ooma Premier, Ooma Office and other subscriptions in your service subscription plans provided in conjunction with the initial sale of on-premise appliances and how these impact revenue recognition associated with the appliances and services. For example, tell us how Ooma Basic services not sold separately affect revenue recognition and the pattern and term of recognition associated with the initial on-premise appliance sales.

Response: Purchasers of the Ooma Telo on-premise appliance, upon activation, are entitled to free nationwide calling, international calling with low rates, and standard features such as voice mail, call waiting, and 911 calling. The Ooma Basic service customers are only required to pay applicable taxes and fees on a monthly basis.

Barbara C. Jacobs

Assistant Director

April 17, 2015

Ooma Basic customers are entitled to two months of free Ooma Premier service with activation of their Ooma Basic service. Pursuant to ASC 605-25, Revenue Recognition – Multiple Element Arrangements, the Company allocates the proceeds from the sale of the on-premise appliance using the relative fair values of the individual elements (Ooma Telo and two months free Ooma Premier service) and recognizes the revenue as the product and service is delivered.

Upon continuing their Ooma Basic or Ooma Premier services, customers are billed in advance on a monthly basis for Ooma Basic service and on a monthly or annual basis for Ooma Premier service. Revenue is recognized as the related services are performed. The monthly purchase of telephony service by the customer represents an optional purchase, as the customer is not obligated to continue purchasing the monthly telephony service. Therefore, each monthly purchase of the Basic telephony service by the customer represents an optional purchase to be accounted for as a separate arrangement and not considered a deliverable in the sale of the Ooma Telo on-premise appliance. Similarly, each monthly or annual purchase of the Ooma Premier telephony service by the customer subsequent to the second month of free Ooma Premier telephony service after activation represents an optional purchase to be accounted for as a separate arrangement and not considered a deliverable in the sale of the Ooma Telo on-premise appliance.

Purchasers of the Ooma Office on-premise appliance and end-point device, pay a monthly fee for the Ooma Office telephony service. Upon device activation, the first month of Ooma Office telephony service is free. Ooma Office customers are entitled to free number porting upon activation of their Ooma Office. The Company allocates the proceeds from the sale of the on-premise appliance, the end-point device, the free month of Ooma Office telephony service and free number porting using the relative fair values of the individual elements and recognizes the revenue for each element as the product or service is delivered.

Subsequent monthly purchases of Ooma Office telephony service by the customer represent an optional purchase, as the customer does not sign a service contract and is not obligated to continue purchasing telephony service. Therefore, it is accounted for as a separate arrangement and not considered a deliverable in the sale of the Ooma Office on-premise appliance and end-point device.

Barbara C. Jacobs

Assistant Director

April 17, 2015

Note 9. Common Stock, Page F-22

31.	You disclose option exercise prices of $15-$18 in the options outstanding tables on pages F-24 and F-25. Tell us how these exercise prices are included in your disclosure of “Historical Option Grants” on page 79, which indicates the highest exercise price per share to date of $2.01 on October 9, 2014.

Response: The Company advises the Staff that the options with exercise prices of $15 and $18 were granted in 2006 and 2007. These options were granted before a 300-to-1 reverse stock split, which resulted in the increased exercise prices on a post-split basis. The “Historical Option Grants” table only looks back 12 months from the latest balance sheet date included in the Company’s initial Draft Registration Statement submission.

General

32.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company will supplementally provide the Staff with copies of its written communications that are used in Testing the Waters meetings pursuant to Section 5(d) of the Securities Act under cover of a separate letter.

33.	We will process your submission and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the document, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

Response: The Company notes the Staff’s comment.

Barbara C. Jacobs

Assistant Director

April 17, 2015

34.	Please provide us with copies of any graphics or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For additional guidance, consider Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

Response: The Company notes the Staff’s comment.

**********************************************

Barbara C. Jacobs

Assistant Director

April 17, 2015

We appreciate your time and attention to the Company’s responses to the Staff’s comments. Should you have any additional questions or concerns, please call me at 415-773-5970.

Very truly yours,

/s/ Andrew D. Thorpe Andrew D. Thorpe

cc:	Eric B. Stang, Ooma, Inc.
Ravi Narula, Ooma, Inc.
Spencer Jackson, Ooma, Inc.
Stephen J. Venuto, Orrick
Christopher J. Austin, Orrick
Joseph Z. Perkins, Orrick
Andrew S. Williamson, Cooley LLP
Charles S. Kim, Cooley LLP
David G. Peinsipp, Cooley LLP